Exhibit (a)(1)

MARTHA STEWART LIVING OMNIMEDIA, INC.

OFFER TO EXCHANGE
OUTSTANDING ELIGIBLE OPTIONS TO PURCHASE CLASS A COMMON
STOCK UNDER THE MARTHA STEWART LIVING OMNIMEDIA, INC.
AMENDED AND RESTATED 1999 STOCK INCENTIVE PLAN

THE OFFER AND THE ASSOCIATED WITHDRAWAL RIGHTS EXPIRE ON
OCTOBER 24, 2003 AT 11:59 P.M., EASTERN STANDARD TIME,
UNLESS THE OFFER IS EXTENDED

The Date of This Offer is September 26, 2003

     Martha Stewart Living Omnimedia, Inc. (the “Company”) is offering eligible employees the opportunity to exchange all of their outstanding eligible options for the right to receive a one-time special cash bonus payment in early July 2004, as described in the materials that follow. The Company is making this offer upon the terms and subject to the conditions set forth in this document, the introductory letter and the Letter of Transmittal (which is attached to the introductory letter). For purposes of this entire document, these materials will be referred to as the “offering materials.”

     If you wish to exchange your eligible options, you must complete and sign the Letter of Transmittal in accordance with terms set forth in the offering materials and deliver it to the Company by fax to (212) 827-8008 or by mail to Martha Stewart Living Omnimedia, Inc., Attn: Lori Gonzalez, 11 West 42nd Street, New York, New York 10036. The Company will also have dropboxes, located in the reception areas of its Starrett-Lehigh and Westport offices and in the Human Resources department at its 42nd Street location, in which your Letter of Transmittal may be deposited. Your Letter of Transmittal must be received by the Company by 11:59 P.M., Eastern Standard Time, on October 24, 2003 (or, if the Company extends the offer period, a later date the Company will specify), or it will not be given effect.

     All questions about this offer or requests for assistance or for additional copies of any offering materials should be made by email to stockoptions@marthastewart.com. The Company will attempt to respond to all questions either at the question and answer sessions organized by the Human Resources department or otherwise.

Important Notice

     Although the Company’s Board of Directors has authorized this offer, neither the Company nor the Board of Directors makes any recommendation as to whether or not you should exchange your eligible options for the special bonus. The Company also has not authorized any person to make any recommendation on its behalf as to whether you should accept this offer. You must make your own decision whether to exchange your eligible options. In doing so, you should rely only on the information contained in the offering materials, the materials referenced in Section 16 of Part II of this document, any official question and answer session organized by the Company’s Human Resources department, or any other authorized communications from the Company made generally available to eligible employees, as no other representations or information has been authorized by the Company. You may also wish to consult with your own advisors before making any decisions regarding the offer.

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SCHEDULE A: Information Concerning Our Directors and Executive Officers

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I

SUMMARY OF TERMS

Questions and Answers About the Offer

     Part I of this document contains a Summary that answers some of the questions that you may have about the offer. Nothing contained in this Summary or any of the documents included with it should be interpreted by you as a recommendation by the Company or its affiliates about whether or not to participate in the offer. References in the Summary to section numbers are to section numbers in Part II of this document. In Part II, you will find more complete descriptions of the topics addressed in this Summary.

     This Summary is presented in question-and-answer format. The questions and answers are grouped into the following categories:

•	How the Option Exchange Works

•	Duration of the Offer

•	How to Elect to Exchange Your Eligible Options

•	U.S. Federal Income Tax Considerations

•	How to Get More Information

     References in this Summary to the “Company,” “we,” “us” and “our” mean Martha Stewart Living Omnimedia, Inc., and references to “the date the offer expires” mean October 24, 2003, or, if we extend the offer period, a later date we will specify.

How the Option Exchange Works

Q1. What is the offer?

     Beginning at 12:01 A.M., Eastern Standard Time, on September 26, 2003 and ending at 11:59 P.M., Eastern Standard Time, on October 24, 2003, unless we extend the offer, an eligible employee (described in Question 2 below) may decide to exchange all of his or her eligible options (described in Question 3 below) for a Special Bonus Right (described in Question 4 below). Participation in this offer is voluntary.

Q2. Who may participate in this offer?

     Only “eligible employees” may participate in this offer. Eligible employees are all employees of the Company who are actively employed by the Company on the date the offer expires, other than executive employees (i.e., employees with a title that includes a vice president variation, such as Assistant Vice President or Vice President). (For more information, see Section 1 of Part II.)

Q3. Which options may an eligible employee exchange in the offer?

     Only “eligible options” may be exchanged under this program. Eligible options are the options, whether or not currently vested, to purchase shares of our Class A common stock which were granted under the Company’s Amended and Restated 1999 Stock Incentive Plan (the “Plan”) with an exercise price above $8.00 per share and which are held by eligible employees. (For more information, see Section 1 of Part II.)

Q4. What is the Special Bonus Right?

     The Special Bonus Right is the right to receive a specified cash payment on the first Company payroll date in July 2004. The only condition to receive the cash payment is that you remain continuously employed with the Company through June 30, 2004, at which time the Special Bonus Right will vest.

Q5. How much will my Special Bonus Right entitle me to?

     The amount of the Special Bonus Right that you would receive if you participate in this offer is set forth in the Letter of Transmittal.

Q6. How was the amount of my Special Bonus Right determined?

     In determining the amount of your Special Bonus Right, the Company first valued your eligible options using the most established and commonly used method of valuing stock options, called “Black-Scholes” (described in Section 2 of Part II). One of the principal components of the valuation is the expected life of an option. This is the period of time one is expected to hold the option in order to realize the expected value. Because the longer one holds an option, the greater the likelihood that the stock price will rise above the exercise price, valuations using longer expected lives result in higher values than those using shorter ones. For purposes of valuing your options in connection with this offer, we used an expected life of 5 years. However, because we are providing you with the ability to realize your value in a substantially shorter period of time (approximately eight months) than the five-year time period used for valuation, and because we are eliminating all stock market risk from the equation by paying you in the form of a fixed cash payment, we then reduced the total amount of your award by 25%. In the event this methodology yielded a value of less than $1,000, the amount of your Special Bonus Right was designated as $1,000.

     Because option valuation is inherently speculative and imprecise, the Company’s determination as to the amount of your Special Bonus Right is final. (For a more detailed explanation of “Black-Scholes” and other additional information on the determination by us of your Special Bonus Right, see Section 2 of Part II.)

Q7. When will I receive my Special Bonus Right?

     Your Special Bonus Right will be granted to you, effective as of 11:59 P.M., Eastern Standard Time, on the expiration date, in exchange for your properly tendered options. We will send you a letter evidencing the Special Bonus Right promptly after the expiration of the offer. Thereafter, you will be entitled to a single lump sum cash payment on the first Company payroll date in July 2004 in the amount of your Special Bonus Right, so long as you have been continuously employed by the Company through June 30, 2004. Additionally, in the event of a “Change in Control” (as defined in the Plan) or your termination of employment by reason of your death or “Disability” (as defined in the Plan), the bonus associated with your Special Bonus Right will become payable on the next scheduled Company payroll date.

Q8. Can I forfeit any portion of my Special Bonus Right after receiving it?

     Yes. In the event that your employment with the Company terminates for any reason (other than your death or Disability) prior to the time your award vests, you will forfeit your entire Special Bonus Right effective immediately upon the date your employment with the Company ends.

Q9. Why is the Company conducting the offer?

     The principal reason the Company originally granted the eligible options was to provide an incentive to valued employees to create stockholder value and remain employees of the Company by allowing them to share in the stockholder value that they create through their talent and hard work. However, our stock price has generally declined relative to its levels at the time these stock option grants were made, and most of the eligible options are therefore “out of the money”. (For more information about “in the money” and “out of the money” options, see Question 12.) Due, in part, to the circumstances under which the stock price declined, we wish to provide eligible employees the opportunity to benefit from their hard work despite the loss of stockholder value, and to provide an additional incentive to remain with the Company. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Special Bonus Right, in lieu of the less certain, but potentially more valuable benefit, you could receive if you elect to retain your stock options. Additionally, this program reduces the number of shares of Company stock subject to equity awards, thereby reducing potential dilution to our stockholders. Whether to participate in the offer is your decision, and you are free to reject the offer if you so choose.

Q10. Will we receive additional equity grants in the future?

     The practice of granting stock options to employees throughout an organization was a practice that became prominent in the late 1990’s as a result of a strong bull market and the resulting competitive environment for attracting talent. Recently, we, like many other companies, have discontinued the practice of regular option grants to employees throughout the organization. While the Compensation and Corporate Governance Committee of the Board revisits this issue periodically, it has no current intention of resuming the practice and instead seeks to provide incentives to employees through other compensation and benefit related programs.

Q11. Is it likely that an offer similar to this one will be made in the future?

     The Compensation and Corporate Governance Committee of the Board is making this offer, in part, as a result of the special circumstances surrounding the recent decline in the Company’s stock price. Accordingly, while the Committee evaluates the Company’s compensation programs periodically, it has no current intention to make any similar offer in the future, and expects this to be a one-time event.

Q12. Why should I consider participating in the offer?

     Currently, you hold eligible options that represent your right to purchase shares of our Class A common stock at a specified price, regardless of the actual market price at the time of your purchase. The specified purchase price for your eligible options was the market price on the date the option was granted. Due to subsequent fluctuations, the market price of a share of stock can be greater than, equal to or less than, the specified purchase price of any option. When the market price is greater than the purchase price (otherwise known as an “in the money” option), you receive value from exercising the option, because you are able to buy the stock at less than the current value and sell the resulting share for the higher price. When the market price is equal to or less than the purchase price (otherwise known as an “out of the money” option), one would not exercise the stock option.

     If you exchange your eligible options for a Special Bonus Right, your eligible options will be exchanged for the right to receive a specific amount of cash on our first payroll date in July 2004. This Special Bonus Right may or may not be more valuable to you than your eligible options in the future, depending on a number of factors, principally the performance of our Class A common stock, the timing of the performance of our Class A common stock and your continued employment with the Company through relevant vesting dates. To illustrate this, consider the following hypothetical situation.

     Assume that you hold an option to purchase 1,000 shares of Class A common stock with an exercise price of $15 per share at a time when the Class A common stock is trading at $9 per share. Further assume that the amount of your Special Bonus Award would be $1,800 if you participated in the offer. Under these circumstances, even if fully vested, your option has no currently realizable value to you because it is out of the money (i.e., the exercise price of the option ($15 per share) is equal to or greater than the price of the Company’s Class A common stock).

     To help evaluate the relative value of your eligible options and your Special Bonus Right, consider the following scenarios:

•	If the price of our Class A common stock were to rise to $15 per share, the option would have no value to you because it would still be out of the money. Under these circumstances, the option would be less valuable than your $1,800 Special Bonus Right.

•	If the price of our Class A common stock were to rise to $16 per share, the option would now be in the money (i.e., the exercise price would be less than the price of the Company’s Class A common stock). Specifically, the option would be $1 in the money per share, having an aggregate value of $1,000 (i.e, the result obtained by multiplying $1 (representing the excess of the market price of $16 over the exercise price of $15) by 1000). Under these circumstances, although the option would be in the money, it would still be less valuable than your $1,800 Special Bonus Right.

•	If the price of our Class A common stock were to rise to $17 per share, the option would be $2 in the money per share, having an aggregate value of $2,000 (i.e., the result obtained by multiplying $2 (representing the excess of the market price of $17 over the exercise price of $15) by 1000). Under these circumstances, the option would be more valuable than your $1,800 Special Bonus Right.

     The three preceding scenarios, however, do not take into account any timing component. In this regard, note that your stock options provide that 25% of each option grant vests on each of the first four anniversaries of the grant date, but that your Special Bonus Right vests in its entirety on June 30, 2004. This means that you will be exchanging some stock options that are already vested for an unvested Special Bonus Right.

     The vesting component of the Special Bonus Right is relevant because, while the value of your Special Bonus Right is fixed, it is contingent on future service. In contrast, while the value of your options is uncertain (as they are dependent on a variable stock price), it does not completely depend on your future service (as a portion of your options are already vested and currently exercisable). Based on the hypothetical situation above, imagine a scenario in which the stock price rises to $15 at the time the $1,800 bonus would be paid out. On that date, the Special Bonus Right is worth more than the options would have been. However, if the stock price rises to $17 the day after that, the stock option would have been worth more on that day than the Special Bonus Right previously paid. Conversely, if the stock price rises to $16 prior to June 30, 2004, but your employment with the Company terminates (other than by reason of your death or Disability) prior to that time, you could have realized $1,000 from the options (assuming the options are then fully vested), but you would fail to realize the anticipated $1,800 because you were not still employed on the required date.

     In evaluating this offer, you should keep in mind that the future performance of our Class A common stock will depend upon, among other factors, the future overall economic environment, the performance of the overall stock market and companies in our sector, and the performance of our own business. We recommend that you read the discussion about our business contained in the “Management’s Discussion and Analysis” section of our most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission, and available at www.marthastewart.com, especially under the heading “Trends, Risks and Uncertainties.”

Q13. If I elect to exchange my eligible options pursuant to this offer, do I have to exchange all of my eligible options or can I just exchange some of them?

     You must exchange all of your eligible options for the Special Bonus Right.

Q14. Can I participate in this offer if my eligible options are not currently vested?

     Yes. Vested and unvested eligible options are treated identically in the offer. As addressed more fully in Question 12, you should carefully consider the prospect of giving up any wholly or partially vested options for an unvested Special Bonus Right.

Q15. If I choose to participate, what will happen to my options that will be exchanged?

     Effective as of 11:59 P.M., Eastern Standard Time, on the date the offer expires, we will cancel all of your eligible options that are accepted by the Company for exchange. You will no longer have any rights or obligations with respect to those options. (For more information, see Section 11 of Part II.)

Q16. Are there conditions to the offer?

     The completion of the offer is subject to a number of conditions, including the conditions described in Section 8 of Part II of this document.

Q17. Is the Company making any other offers to employees?

     Yes. We are offering executive employees of the Company (other than the Chief Executive Officer and the Chief Creative Officer) the opportunity to exchange options held by them for restricted stock unit awards that vest over a two-year period. That offer is described in separate offering documents that have been filed with the Securities and Exchange Commission simultaneously with the filing of this document.

Q18. May I participate in the other offer for restricted stock unit awards?

     No. Eligible employees for this offer are not entitled to participate in the other offer, and vice versa.

Q19. Why can’t I elect to receive restricted stock units instead of cash?

     After careful review and analysis, the Compensation and Corporate Governance Committee of the Board determined that a no-risk, cash award, paid out in a relatively short period of time better suited the needs of employees generally.

Duration of the Offer

Q20. How long will this offer remain open?

     This offer begins at 12:01 A.M., Eastern Standard Time, on September 26, 2003 and is scheduled to remain open until 11:59 P.M., Eastern Standard Time, on October 24, 2003 (or, if we extend the offer period, a later date we will specify). We have no plans to extend the offer beyond October 24, 2003. However, if we do extend the offer, we will announce the extension no later than 9:00 A.M., Eastern Standard Time, on October 27, 2003.

Q21. If the offer is extended, how does the extension affect the date on which I receive my Special Bonus Right?

     If we extend the offer and you participate in it, you will receive your Special Bonus Right and your options will be cancelled, effective as of 11:59 P.M., Eastern Standard Time, on the date the offer expires. However, no such extension will affect the time of your bonus payment, which will occur on the first Company payroll date in July 2004.

How to Elect to Exchange Your Eligible Options

Q22. What do I need to do to participate in the offer?

     To participate, you must complete and sign the Letter of Transmittal and deliver it to the Company by fax to (212) 827-8008, or by mail to Martha Stewart Living Omnimedia, Inc., Attn: Lori Gonzalez, 11 West 42nd Street, New York, New York 10036. The Company will also have dropboxes, located in the reception areas of our Starrett-Lehigh and Westport offices and in the Human Resources department at our 42nd Street location, in which your Letter of Transmittal may be deposited. We must receive your Letter of Transmittal by 11:59 P.M., Eastern Standard Time, on October 24, 2003 (or, if we extend the offer period, a later date we will specify), or it will not be given effect. (For more information, see Sections 3 and 5 of Part II.)

Q23. What will happen if I do not turn in an executed Letter of Transmittal by the deadline?

     You will not participate in the option exchange, and all eligible options you currently hold will remain unchanged with their original exercise price and original terms. (For more information, see Section 3 of Part II.)

Q24. What if I don’t want to accept this offer?

     You don’t have to. This offer is completely voluntary, and there are no penalties for electing not to participate in the offer. If you do not elect to participate, your outstanding options will remain outstanding under the terms and conditions under which they were granted. To elect not to participate, you do not need to contact the Company and should not submit a Letter of Transmittal.

Q25. Can I change my election?

     Yes. You may withdraw your election to exchange options by delivering to the Company (at the address delineated in Question 22) an Election Withdrawal Notice at any time before the expiration of the offer. Once you have withdrawn your election to exchange options, you may re-elect to exchange options only by again following the election procedure described in Question 22. (For more information, see Sections 4 and 5 of Part II.)

U.S. Federal Income Tax Considerations

Q26. Will I have to pay U.S. federal income taxes at the time of the exchange if I participate in the offer?

     You will incur no immediate U.S. federal income tax consequences upon the exchange.

Q27. What are the U.S. federal income and withholding tax consequences of the vesting and payment of the Special Bonus Right?

     The payment of the Special Bonus Right will be treated just like your regular bonus payments. As such, you will recognize ordinary income in the year in which your Special Bonus Right is paid to you. The ordinary income resulting from the payment of your Special Bonus Right will be reflected in the Form W-2 reported to the Internal Revenue Service for the year in which the payment is made. At the time you recognize ordinary income, you will also have an income and payroll withholding tax obligation with respect to that income, and the Company will withhold this obligation from your award payment. (For more information, see Section 6 of Part II.)

Q28. Are there any other tax consequences to which I may be subject?

     Depending on where you live, there may be additional state or local tax imposed on your exchange. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this offer.

How to Get More Information

Q29. What should I do if I have additional questions about this offer?

     If you have any other questions about this offer, you may email them to stockoptions@marthastewart.com. The Company will attempt to respond to all questions either at the question and answer sessions organized by the Human Resources department or otherwise.

II

THE OFFER

1.	General Terms; Purpose

          General Terms Used in Offer. For purposes of this document and other materials that relate to this offer, the following terms have the following meanings.

“Company,” “we,” “us” and “our” refer to Martha Stewart Living Omnimedia, Inc.

“Eligible employees” means all employees of the Company who are actively employed by the Company on the date the offer expires, other than executive employees (i.e., employees with a title that includes a vice president variation, such as Assistant Vice President or Vice President).

“Eligible options” are all options, whether or not vested, which were granted under the Company’s Amended and Restated 1999 Stock Incentive Plan (the “Plan”) to purchase shares of our Class A common stock with an exercise price above $8.00 per share and which are held by eligible employees. As of September 23, 2003, there were 697,307 eligible options outstanding under the Plan.

“Special Bonus Right” is defined in Section 2.

“The date the offer expires” means October 24, 2003, or, if we extend the offer period, a later date we will specify.

          Purpose of Offer. The principal reason the Company originally granted the eligible options was to provide incentives to valued employees to create stockholder value and remain employees of the Company by allowing them to share in the stockholder value that they create through their talent and hard work. However, our stock price has generally declined relative to its levels at the time these stock option grants were made, and most of the eligible options are therefore out of the money. (For more information about “in the money” and “out of the money” options, see Question 12 of the Summary provided in Part I of this document.) Due, in part, to the circumstances under which the stock price declined, we wish to provide eligible employees the opportunity to benefit from their hard work despite the loss of stockholder value, and to provide an additional incentive to remain with the Company. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Special Bonus Right, in lieu of the less certain, but potentially more valuable benefit, you could receive if you elect to retain your stock options. Additionally, this program reduces the number of shares of Company stock subject to equity awards, thereby reducing potential dilution to our stockholders.

2. Source and Amount of Consideration; Terms of Special Bonus Rights

     Consideration. Any eligible employee whose eligible options are accepted for exchange will receive a Special Bonus Right. The “Special Bonus Right” represents the right to receive a specified cash payment on the first Company payroll date in July 2004, so long as you are continuously employed by the Company through June 30, 2004. The cash payment will be funded out of cash on hand of the Company.

     In determining the amount of your Special Bonus Right, the Company first valued your eligible options using the most established and commonly used method of valuing stock options, called “Black-Scholes.” One of the principal components of the valuation is the expected life of an option. This is the period of time one is expected to hold the option in order to realize the expected value. Because the longer one holds an option, the greater the likelihood that the stock price will rise above the exercise price, valuations using longer expected lives result in higher values than those using shorter ones. For purposes of valuing your options in connection with this offer, we used an expected life of 5 years. However, because we are providing you with the ability to realize your value in a substantially shorter period of time (approximately eight months) than the five-year time period used for valuation, and because we are eliminating all stock market risk from the equation by paying you in the form of a fixed cash payment, we then reduced the total amount of your award by 25%. In the event this methodology yielded a value of less than $1,000, the amount of your Special Bonus Right was designated as $1,000.

     “Black-Scholes” uses the following factors in valuing options: (i) stock price, (ii) the exercise price of the option, (iii) the current risk-free interest rate, (iv) the volatility of the relevant stock price, (v) the expected dividend yield of the stock, and (vi) the expected life of the option. Some of these inputs are objectively determinable, while others, such as appropriate volatility measures, require some judgment. For purposes of this calculation, the Company has used the following measures:

(i)	Stock price: the average closing stock price of our Class A common stock over the three-month period ending on September 19, 2003, or $8.849.

(ii)	Exercise price: the actual exercise price of the option being valued;

(iii)	Risk-free interest rate: 3.075%

(iv)	Volatility: 50%

(v)	Dividend yield: 0

(vi)	Expected life of option: 5 years

     Some of these values are different from those the Company is required to use in valuing Company options for financial accounting purposes, and therefore the resulting option value for purposes of determining your Special Bonus Right is less than the value reflected in its financial statements. The principal reason for this difference is the Company’s use of a lower volatility rate for purposes of the offer. The Company has chosen this lower rate based on its belief that long-term historical volatility is not the best measurement of the Company’s prospective volatility, and it has instead relied on a number of alternative measures, principally the stock’s recent volatility and the volatility of stock prices in the Company’s peer group. Because option valuation is inherently speculative and imprecise, the Company’s determination as to the amount of your Special Bonus Right is final.

     The amount of your specific Special Bonus Right is set forth in the Letter of Transmittal. Examples that illustrate how potential movements in the stock price and other considerations may affect your decision to participate in this offer are contained in Question 12 of the Summary provided in Part I of this document. The granting of Special Bonus Rights under this offer will not create any contractual or other right to receive any future grants of awards, options or other benefits or to continued employment with the Company.

     Vesting; Forfeiture. Your Special Bonus Right is subject to the sole condition that you remain continuously employed by the Company through June 30, 2004, at which time the award will vest. Only after such vesting condition is met will payment of the bonus underlying your Special Bonus Right be made to you. In the event that your employment with the Company terminates for any reason before your award vests on June 30, 2004, your Special Bonus Right will be forfeited immediately upon the date your employment with the Company ends. You should carefully consider the prospect of giving up any wholly or partially vested options for an unvested Special Bonus Right.

     Notwithstanding the foregoing, in the event of a “Change in Control” (as defined in the Plan) or your termination of employment by reason of your death or “Disability” (as defined in the Plan), the vesting condition will lapse and the bonus associated with your Special Bonus Right will be payable on the next scheduled Company payroll date.

3. Procedures for Electing to Exchange Eligible Options; Acceptance for Exchange

     Making an Election to Exchange. To elect to exchange your eligible options pursuant to this offer, you must properly complete, duly execute and deliver to us the Letter of Transmittal in accordance with this Section and Section 5. Unless we request it, you do not need to return your stock option agreement(s) evidencing your eligible options to accept the offer as they will be automatically cancelled as of the date the offer expires if we accept your eligible options for exchange. If we do not actually receive your properly completed election form by the expiration of the offer, you will not participate in the option exchange, and all eligible options you currently hold will remain unchanged at their original exercise price and terms.

     Making an Election Not to Exchange. If you do not want to participate in the offer, you need not do anything. The effect of your inaction will be that your current eligible options will continue under the terms and conditions under which they were granted, including their current exercise prices.

     Acceptance for Exchange. For purposes of this offer, we will be deemed to have accepted eligible options that are validly tendered and not properly withdrawn if and when we give a written notice to holders of eligible options of our acceptance of such options promptly following the expiration of the offer. Subject to our rights to terminate the offer described in Section 7, we currently expect that we will accept promptly after the expiration of the offer all eligible options properly elected to be exchanged, and not validly withdrawn.

4. Withdrawal Rights

     You may withdraw your election to exchange eligible options only if you comply with the provisions of this Section 4.

     To validly withdraw your election, you must deliver to us a completed and signed Election Withdrawal Notice (enclosed with these offering materials), in accordance with the terms set forth in this Section and Section 5, at any time prior to the expiration of the offer. Additionally, if your options have not been accepted for exchange by November 24, 2003, you will have the right to withdraw them.

     An option holder who elects to exchange his or her eligible options (which are subsequently to be withdrawn) must sign the notice of withdrawal exactly as such option holder’s name appears on the Letter of Transmittal. You may not rescind any Election Withdrawal Notice properly submitted to the Company, and any options you withdraw will thereafter be deemed not properly elected for exchange for purposes of the offer. However, prior to the expiration of the offer, you may submit another Letter of Transmittal to re-elect to exchange all of your eligible options by following the procedures described in Sections 3 and 5, in which case your Election Withdrawal Notice will be deemed void.

5. Instructions for Submitting Documents in Connection with Offer

     Unless specifically provided otherwise in an official Company communication, all documents required to be submitted to the Company in connection with this offer must be delivered to the Company by fax to (212) 827-8008 or by mail to Martha Stewart Living Omnimedia, Inc., Attn: Lori Gonzalez, 11 West 42nd Street, New York, New York 10036. The Company will also have dropboxes, located in the reception areas of our Starrett-Lehigh and Westport offices and in the Human Resources department at our 42nd Street location, in which your Letter of Transmittal, notice or other communication may be deposited. Any of such documents must be received by the Company by 11:59 P.M., Eastern Standard Time, on October 24, 2003 unless we, in our discretion, extend the offer.

     The method of delivery of all documents, including the Letter of Transmittal and any other required documents, is at the election and risk of the electing option holder. You should allow sufficient time to ensure timely delivery. Delivery will be deemed made when actually received by us.

     We reserve the right to —

•	make all determinations regarding the validity, form, eligibility, including time of receipt, and acceptance of any election to exchange eligible options or withdrawal notice;

•	reject any or all eligible options tendered or elections to exchange such options to the extent that we determine that they were not properly effected or that it is unlawful to accept the eligible options for exchange;

•	waive any defect or irregularity in any election with respect to any particular eligible options or any particular option holder.

     Neither we nor any other person is obligated to give notice of any defects or irregularities in any required document submitted to the Company, nor will anyone incur any liability for failure to give any such notice. Our determinations in respect of these matters will be final and binding on all parties.

     Your election to exchange options through the procedure described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your eligible options will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

6. Material U.S. Federal Income Tax Consequences

     There will be no tax consequences to you upon the cancellation of your eligible options and your receipt of the Special Bonus Right. When the Special Bonus Right is settled and your bonus is paid, you will recognize ordinary income. The ordinary income resulting from the payment of your bonus will be reflected in the Form W-2 reported to the Internal Revenue Service for 2004. At the time you recognize ordinary income, you will also have an income and payroll withholding tax obligation with respect to that income. We will withhold a portion of your payment to satisfy your withholding tax obligation. We recommend that you consult your own tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this offer.

7. Termination; Amendment; Extension of Offer

     We expressly reserve the right, in our reasonable judgment, prior to the expiration of the offer, to terminate the offer upon the occurrence of any of the conditions specified in Section 8. Subject to compliance with applicable law, we further reserve the right, in our discretion, to amend the offer in any respect, including, without limitation, by decreasing or increasing the amounts of the Special Bonus Rights offered to eligible employees in the program or by decreasing or increasing the number of eligible options being sought in the offer.

     We also expressly reserve the right, in our discretion, at any time and from time to time, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any eligible options. Any such extension will be announced no later than 9:00 A.M., Eastern Standard Time, on the next business day after the last previously scheduled or announced time for expiration of the offer. If we decrease or increase the amounts of the Special Bonus Rights offered to eligible employees or decrease or increase the number of eligible options being sought in the offer, we will notify you of such action, and we will extend the offer for a period of no fewer than ten business days after the date of such notice, if the offer would otherwise expire during that period.

     In the event of any termination, amendment or extension of this offer, we will provide oral, written or electronic notice to all eligible employees holding eligible options.

8. Conditions for Completion of the Offer

     Notwithstanding any other provision of the offer, we will not be required to accept any eligible options that you tender for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any eligible options that you elect to exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if we determine that, at any time on or after the commencement of the offer and prior to the expiration of the offer, any of the following events has occurred:

•	Any action, proceeding or litigation has been threatened or commenced that seeks to enjoin, make illegal or delay completion of the offer or otherwise relates, in any manner, to the offer;

•	Any order, stay or judgment is issued by any court or governmental, regulatory or administrative agency, or any statute, rule or regulation is proposed, promulgated, enacted or deemed to be applicable to the offer, any of which might, in our reasonable judgment, restrict or prohibit completion of the offer or materially impair the contemplated benefits of the offer to us; or

•	There has occurred:

(a)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(b)	any material increase or decrease in the market price of the shares of our Class A common stock; or

(c)	any increase or decrease in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% from the date of commencement of the offer; or

•	Any change occurs in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of the Company that, in our reasonable judgment, is or may be material to the Company.

     The conditions to the offer are for our benefit. We may assert one or more of them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer. We may waive one or more of them, in whole or in part, at any time and from time to time prior to the expiration of the offer, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 8 will be final, conclusive and binding upon all eligible employees.

9. Price Range of Class A Common Stock Underlying Eligible Options

     The eligible options to be exchanged pursuant to this offer are not publicly traded. However, upon exercise of an eligible option that we granted under the Plan, you would become an owner of our Class A common stock, which is currently traded on the New York Stock Exchange. Therefore, for purposes of determining whether to exchange your eligible options pursuant to this offer, you may want to obtain (and we recommend that you obtain) market quotations for our Class A common stock prior to deciding whether to participate in this offer. Our Class A common stock currently trades under the symbol “MSO.”

     For your convenience, the following table presents the high and low sales prices per share of our Class A common stock for the periods indicated as reported by the New York Stock Exchange:

Quarter Ended	High	Low

Fiscal Year 2003
September 30, 2003 (through September 23, 2003)	$9.49	$7.56
June 30, 2003	12.65	7.79
March 31, 2003	10.48	7.10
Fiscal Year 2002
December 31, 2002	12.30	5.26
September 30, 2002	12.75	6.29
June 30, 2002	19.95	9.60
March 31, 2002	20.93	14.19

Quarter Ended	High	Low

Fiscal Year 2001
December 31, 2001	19.52	13.49
September 30, 2001	23.50	12.10
June 30, 2001	23.10	15.12
March 31, 2001	27.56	17.11

     The last reported sale price of our Class A common stock as reported by the New York Stock Exchange on September 23, 2003 was $9.33 per share.

10. Interests of Directors and Officers; Transactions and Arrangements Concerning Eligible Options

     A list of our directors and executive officers is attached to this offer as Schedule A, and is hereby incorporated by reference. As of September 23, 2003, our directors and executive officers (14 persons) as a group held options to purchase an aggregate of 3,550,016 shares of our Class A common stock, none of which are eligible options. Neither we nor, to the best of our knowledge, any of our directors or executive officers has effected any transactions relating to eligible options during the sixty (60) days prior to September 26, 2003.

     For information regarding the amount of our securities beneficially owned by our executive officers and directors as of March 31, 2003 and any agreement, arrangement or understanding between the Company and any other person with respect to the Company’s Class A common stock, you may review our definitive proxy statement for our 2003 annual meeting of stockholders, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2003. A copy of our proxy statement can be found on the SEC’s web site at http://www.sec.gov and on our web site at http://www.marthastewart.com.

11. Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer

     Your eligible options that we acquire through the offer will be cancelled by the Company, and your Special Bonus Right will be granted, effective as of 11:59 P.M., Eastern Standard Time, on the date that the offer expires. A letter evidencing your Special Bonus Right will be sent to you shortly thereafter. The shares of Class A common stock that could have otherwise been purchased under the cancelled eligible options will be returned to the pool of shares available under the Plan for grants of new awards without further stockholder action, except as required by applicable law or New York Stock Exchange rules or any other securities quotation system or any stock exchange on which our Class A common stock is then quoted or listed.

     A compensation expense equal to the total amount of the Special Bonus Rights awarded, net of amounts associated with forfeitures, will be recognized by us on a straight-line basis during the period commencing on the date the offer expires and ending on June 30, 2004. If all eligible options are tendered and accepted, the amount of that expense would be approximately $1.3 million.

12.     Legal Matters; Regulatory Approvals

     We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition of the Special Bonus Rights as contemplated herein. Should any such approval or other action be required, we contemplate that we will seek such approval or take such other action, although we cannot guarantee success in doing so. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter.

13. Fees and Expenses

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange eligible options pursuant to this offer.

14. Information Concerning Martha Stewart Living Omnimedia, Inc.

     Overview.

     We are an integrated content and commerce company that creates “how-to” content and domestic merchandise for homemakers and other consumers. Our products are generally sold under various brand labels incorporating the well-known “Martha Stewart” brand name, which we leverage across a broad range of media and retail outlets. We primarily focus on the domestic arts, providing consumers with the how-to ideas, information, merchandise and other resources they need to raise the quality of living in and around their homes. The content and merchandise we create generally span eight core areas:

•	Home: decorating, collecting, and renovating.

•	Cooking & Entertaining: recipes, techniques, and indoor and outdoor entertaining.

•	Gardening: planting, landscape design, and outdoor living.

•	Crafts: how-to projects and similar family activities and an appreciation of the natural world.

•	Holidays: celebrating special days and special occasions.

•	Keeping: homekeeping, organizing, petkeeping, clotheskeeping, restoring, and other types of domestic maintenance.

•	Weddings: all aspects of planning and celebrating a wedding.

•	Baby & Kids: cooking, decorating, crafts, and other projects and celebrations surrounding infants and children.

     Our company comprises four business segments — Publishing, Television, Merchandising and Internet/ Direct Commerce — through which content and merchandise relating to our eight core content areas are created and distributed to consumers. As of September 19, 2003, we had approximately 550 employees.

     Our principal executive offices are located at 11 West 42nd Street, New York, New York 10036. Our telephone number is (212) 827-8000. Our website can be found on the Internet at www.marthastewart.com. The website contains additional information about us and our operations.

15. Corporate Plans, Proposals and Negotiations

     We are simultaneously offering executive employees of the Company (other than the Chief Executive Officer and the Chief Creative Officer) the opportunity to exchange options held by them for restricted stock unit awards that vest over a two-year period. That offer is described in separate offering documents that have been filed with the SEC simultaneously with the filing of this document. Employees eligible to participate in this offer are not eligible to participate in the offer for restricted stock unit awards, and vice versa.

     The Company continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships. We also may, from time to time, engage in repurchases of our outstanding common stock in either open market or privately negotiated transactions or may engage in issuances of shares of the Company’s common stock or other capital raising transactions, depending on market conditions and other relevant factors. In addition, at any given time, we may also be engaged in discussions or negotiations with potential candidates for management or board of directors positions with the Company or with existing members of management for changes in positions, responsibilities or compensation.

     Subject to the foregoing, and except as otherwise disclosed in this document or in the Company’s filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization (other than as contemplated in, resulting from or effected by the Company’s Offer to Exchange (describing the Company’s offer to exchange certain stock options for restricted stock unit awards) filed on Schedule TO with the SEC contemporaneously with the filing of this document);

•	any change in our present board of directors or management, or change in any material term of the employment contract of any executive officer, provided that the board (i) is periodically evaluating potential director candidates with the possibility of expanding the size of the board, and (ii) the Company is establishing a bonus plan pursuant to which we will pay certain of our most senior executives (but not our Chief Executive Officer or Chief Creative Officer) certain guaranteed bonuses over the course of the next eighteen months;

•	any other material change in our corporate structure or business;

•	our common stock not being authorized for listing on the New York Stock Exchange;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any additional securities of the Company or the disposition of any of our securities; or

•	any changes in our certificate of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of the Company.

16. Additional Information

     With respect to the offer, we have filed a Tender Offer Statement on Schedule TO with the SEC on September 25, 2003, of which this document is a part. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. You may want to review the Schedule TO, including the exhibits, before making a decision on whether to tender your eligible options.

     We also recommend that, in addition to this document, the Letter of Transmittal and any authorized communications from us, you review the following materials, which we have filed with the SEC and are incorporating by reference into this document (access to which is described below), before making a decision on whether to elect to exchange your eligible options:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003;

•	our quarterly reports on Form 10-Q (i) for the fiscal quarter ended March 31, 2003, filed with the SEC on May 15, 2003; and (ii) for the fiscal quarter ended June 30, 2003, filed with the SEC on August 13, 2003;

•	our current reports on Form 8-K, filed with the SEC on (i) April 30, 2003; (ii) May 7, 2003; (iii) August 11, 2003; and (iv) August 13, 2003;

•	the definitive proxy statement for our 2003 annual meeting of stockholders, filed with the SEC on March 31, 2003; and

•	the description of our Class A common stock included in our registration statement on Form 8-A, which was filed with the SEC on October 14, 1999, including any amendments or reports we file for the purpose of updating that description.

     Any additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this offer and the expiration of the offer are also incorporated by reference. These include periodic reports, such as quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     These filings and other reports, registration statements, proxy statements and other filings can be inspected and copied at the reference facilities maintained by the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these documents from this office upon the payment of the fees prescribed by the SEC. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-732-0330. These filings are also available to the public on the web site of the SEC at http://www.sec.gov and on our web site at http://www.marthastewart.com.

     We will provide without charge to any eligible employee holding eligible options, upon the written request of any such person, a copy of any or all of the documents to which we have referred you, including our reports, proxy statements and other stockholder communications, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Martha Stewart Living Omnimedia, Inc., Attn: Investor Relations, 11 West 42nd Street, New York, New York 10036. You may also make a request by telephone at (212) 827-8000 between the hours of 9:00 A.M. and 5:00 P.M., Eastern Standard Time, Monday through Friday.

17. Forward Looking Statements

     We have included in this document certain “forward looking statements” as that term is defined in The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. These statements can be identified by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “potential” or “continue” or the negative of these terms or other comparable terminology. The Company’s actual results may differ materially from those projected in these statements, and factors that could cause such differences include further adverse reaction to the prolonged and continued negative publicity relating to Martha Stewart by consumers, advertisers and business partners; a loss of the services, or diminution in the reputation, of Ms. Stewart or other key personnel; further adverse reaction by the Company’s consumers, advertisers and business partners to the uncertainty relating to the nature of the resolution of the criminal and civil proceedings pending against Ms. Stewart concerning a sale of non-Company stock by Ms. Stewart and any adverse resolution of such proceedings; adverse resolution of some or all of the Company’s ongoing litigation; downturns in national and/or local economies; an inability to execute the restructuring of our Internet/Direct Commerce segment as planned; shifts in our business strategies; a softening of the domestic advertising market; changes in consumer reading, purchasing and/or television viewing patterns; unanticipated increases in paper, postage or printing costs; operational or financial problems at any of our contractual business partners; the receptivity of consumers to our new product introductions; and changes in government regulations affecting the Company’s industries.

     The Company will not undertake and specifically declines any obligation to publicly update or revise any forward-looking statements, whether to reflect events or circumstances after the date of such statements, the occurrence of anticipated or unanticipated events, new information or otherwise. In addition, it is the Company’s policy generally not to make any specific projections as to future earnings, and the Company does not endorse any projections regarding future performance that may be made by third parties.

18. Miscellaneous

     This transaction has not been approved or disapproved by the SEC. Nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.

MARTHA STEWART LIVING OMNIMEDIA, INC.

September 26, 2003

SCHEDULE A

INFORMATION CONCERNING OUR
DIRECTORS AND EXECUTIVE OFFICERS*

Jeffrey W. Ubben, age 42, has served as one of our directors since January 2002, and as Chairman of our Board since June 2003. Mr. Ubben is a founder and Managing Partner of VA Partners, L.L.C., an investment partnership. From 1995 to 2000, Mr. Ubben was a Managing Partner of Blum Capital. Prior to that, he was a portfolio manager for Fidelity Investments from 1987 to 1995. Mr. Ubben is also a director of Insurance Auto Auctions, Inc., Per Se Technologies, Inc., and Mentor Corporation.

Arthur C. Martinez, age 64, has served as one of our directors since January 2001, and as our Lead Outside Director since June 2003. Until December 2000, Mr. Martinez served as Chairman of the board of directors of Sears Roebuck and Co., and was its Chief Executive Officer from August 1995 until October 2000. Mr. Martinez joined Sears, Roebuck and Co. in September 1992 as the Chairman and Chief Executive Officer of Sears Merchandise Group, Sears’s former retail arm. From 1990 to 1992, he was Vice Chairman of Saks Fifth Avenue and was a member of Saks Fifth Avenue’s board of directors. Mr. Martinez is currently a member of the board of directors of PepsiCo, Inc., Liz Claiborne, Inc., International Flavors & Fragrances, Inc. and ABN AMRO Bank.

Darla D. Moore, age 49, has served as one of our directors since September 2001. Ms. Moore is the Executive Vice President of Rainwater, Inc., a private investment firm. Prior to joining Rainwater, Inc. in 1994, she was a Managing Director of Chase Bank (today JP Morgan). She is chairwoman and founder of The Palmetto Institute, a private policy research group based in South Carolina. She also serves on the board of directors of MPS Group, Inc., the JP Morgan National Advisory Board, and the Harry Ransom Humanities Research Center. In addition, Ms. Moore is vice chairman of the New York University School of Medicine Foundation Board and a member of the NYU Hospitals Board.

Sharon L. Patrick, age 60, has served as our Chief Executive Officer since June 2003. Ms. Patrick has also served as our President and as one of our directors since 1997. From 1997 until 2003, Ms. Patrick served as our Chief Operating Officer. From 1993 until 1997, Ms. Patrick served as President of The Sharon Patrick Company, a strategic consulting company, and Sharon Patrick and Associates, a new media venture firm, during which time she served as a consultant to Martha Stewart and Time, Inc., among other clients. From 1990 until 1993, Ms. Patrick was President and Chief Operating Officer of Rainbow Programming Holdings, the programming company of Cablevision Systems Development. Prior to that, Ms. Patrick was a Principal at McKinsey and Company and the Partner in charge of the Media and Entertainment practice.

Thomas C. Siekman, age 61, has served as one of our directors since August 2003. Mr. Siekman most recently served as “Of Counsel” to Skadden, Arps, Slate, Meagher & Flom

LLP. Prior to joining Skadden, Arps, Mr. Siekman was Senior Vice President and General Counsel of Compaq Computer Corporation. From 1973 to 1998, he served in various capacities with Digital Equipment Corporation, most recently as Senior Vice President and General Counsel, until Digital was acquired by Compaq in 1998. He serves on the Boards of Idealab and Merrimack College, and is a past Chairman and Trustee of the New England Legal Foundation.

Martha Stewart, age 62, is the founder of our Company and has served as one of our directors since 1997. From 1997 through June 2003, Ms. Stewart served as our Chairman of the Board and Chief Executive Officer and currently serves as our Chief Creative Officer. As such, Ms. Stewart is the Company’s Editorial Director and an Executive Producer of the Company’s television operations and is the creator of Martha Stewart Living magazine and television program and numerous other Company media properties. Ms. Stewart is the author of numerous books on the domestic arts, including Entertaining, Martha Stewart’s Gardening Month by Month and Martha Stewart Weddings. Ms. Stewart is a member of the board of directors of Revlon, Inc. and the Magazine Publishers of America.

Gael Towey, age 51, has served as our Senior Executive Vice President and Creative Director since January 2001, and prior to that time as our Executive Vice President, Art and Style and Creative Director since February 1997. Prior to that, Ms. Towey worked for Martha Stewart Living as the Design Director from 1996 to 1997, and as Art Director from 1990 to 1996. Ms. Towey also has an additional 15 years of experience in the publishing industry, including with House & Garden magazine, Clarkson N. Potter and Viking Press, Inc.

Gregory R. Blatt, age 35, has served as our Executive Vice President, Business Affairs and General Counsel since January 2001. Previously, he served as our Executive Vice President and General Counsel from September 1999 until January 2001, and as our Senior Vice President, General Counsel between May and September 1999. Prior to that, Mr. Blatt was an associate with Grubman Indursky & Schindler, P.C., the New York entertainment and media law firm, from 1997 to May 1999, and prior to that was an associate at Wachtell, Lipton, Rosen & Katz, the New York law firm. Mr. Blatt has served as our corporate secretary since 1999.

Dora Braschi Cardinale, age 47, has served as our Executive Vice President, Print Production since May 1999 and prior to that as our Senior Vice President, Print Production from 1997 until 1999. Previously, Ms. Cardinale served as Production Director of Martha Stewart Living from 1992 until 1997. Ms. Cardinale has an additional 15 years of experience in the publishing industry, including positions with Art & Antiques, Geo, Viva and Omni magazines.

Heidi Diamond, age 44, has served as our Executive Vice President, President, Television since August 2002. Previously, she served as Executive Vice President of AMC Networks and Rainbow Media since September 2001. Prior to that, she served as The Food Network’s Senior Vice President, Strategic Network Planning/ Development from January 2001 until June 2001 and as its Senior Vice President Marketing, Creative and Business Development from May 1998 until December 2000. Before joining The Food

Network, Ms. Diamond held executive positions in marketing at several other leading cable companies including Primedia/ Channel One and Nickelodeon.

James Follo, age 44, has served as our Executive Vice President, Chief Financial Officer since March 2001. Prior to that, he served as our Senior Vice President, Finance and Controller from March 1999 to March 2001 and, previously, as our Vice President, Finance and Controller from July 1998. Prior to that, Mr. Follo held various financial positions at General Media International, Inc., a magazine publisher, from 1994 to July 1998, most recently as Vice President, Chief Financial Officer and Treasurer.

Margaret Roach, age 49, has served as our Executive Vice President, Editor-in-Chief since February 2002. From March 2001 until February 2002, Ms. Roach was Executive Vice President, Internet/ Direct Commerce. Prior to that, she was Senior Vice President, Internet Production and Operations from October 2000 to March 2001. From January 1, 2000 to October 2000, she was our Senior Vice President, Garden Editor. From 1998 until 1999, she served as our Vice President, Gardening. From 1995 to 1998, Ms. Roach was Garden Editor of Martha Stewart Living, and a contributing editor for Martha Stewart Living from 1993 to 1994. Ms. Roach was Fashion and Garden Editor of New York Newsday from 1985 to 1995, and also has an additional 10 years of experience in the publishing business, including with The New York Times. Ms. Roach won the 1998 Best Written Book Of The Year award from the Garden Writers of America for A Way to Garden.

Suzanne Sobel, age 47, has served as our Executive Vice President, Advertising Sales since January 1999 and as our Senior Vice President, Advertising Sales & Marketing during 1998. Additionally, Ms. Sobel has served as Publisher of Martha Stewart Living since 1997 and as its Associate Publisher from 1996 to 1997. Prior to that, Ms. Sobel served as our Advertising Director from 1995 to 1996, as New York Advertising Sales Manager from 1993 to 1995 and as Advertising Sales Manager from 1991 to 1993. Ms. Sobel has an additional 14 years of industry experience with Town & Country magazine, Bob Bernbach & Associates and Ogilvy & Mather.

Lauren Stanich, age 41, has served as our Executive Vice President, President, Publishing and Internet since March 2003 and as an Executive Vice President, President, Publishing since October 2000. Prior to that, she served as our Executive Vice President, Consumer Marketing from January 1999 until October 2000, and as our Senior Vice President, Consumer Marketing from 1997 until 1999. Ms. Stanich worked as our Consumer Marketing Director and Book Publisher from 1995 to 1997, and as Consumer Marketing Director for Martha Stewart Living from 1991 to 1995. Ms. Stanich has an additional seven years of experience in marketing and publishing with Time, Inc.

*     The address of each director and executive officer is c/o Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036.